UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                           For the month of May, 2005

                     ART Advanced Research Technologies Inc.
                 (Translation of registrant's name into English)

       2300 Alfred-Nobel Boulevard, Saint Laurent (Quebec) H4S 2A4 Canada
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

      Form 20-F  |X|                     Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

      Yes      |_|                       No       |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Yes    |_|                       No       |X|

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes    |_|                       No       |X|

      This form 6-K consists of copies of the following documents issued by ART Advanced Technologies Inc., a Canadian corporation (the "Company"), as filed with the Canadian Securities Authorities:

   1. Press release dated May 5, 2005

   2. Press release dated May 6, 2005

   3. Financial Statements as of March 31, 2005

   4. Press release dated May 27, 2005

            Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ART ADVANCED RESEARCH TECHNOLOGIES INC.


                                  By:            /s/ Sebastien Gignac
                                       Name: Sebastien Gignac
                                       Title: Vice President, Corporate Affairs,
                                              Secretary and General Counsel

Dated: May 31st, 2005

[LOGO]

News release
For immediate publication

                       ART TO PARTICIPATE IN FDA WORKSHOP

               ON IMAGING TECHNOLOGIES APPLIED TO DRUG DEVELOPMENT

                              IN BETHESDA, MARYLAND

    Major FDA initiative in promoting the use of imaging in drug development and clinical response to therapy.

Montreal, Canada, May 5, 2005 - ART Advanced Research Technologies Inc. ("ART") (TSX: ARA), a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, will be participating in break out sessions at an FDA workshop on the use of medical imaging as a drug development tool, being held in Bethesda, Maryland, from May 5 to 6, 2005.

As part of the FDA's Critical Path Initiative, imaging technologies are considered to be at the forefront of efforts to apply new strategies and technologies streamlining the drug-approval process.

"In this context, ART addresses a large unmet need within the pharmaceutical industry with its Time Domain (TD) optical imaging technology, using the power of optical molecular imaging to accelerate the delivery of better therapies and cures," said Micheline Bouchard, ART's President and CEO.

Two products based on ART's technology platform - eXplore Optix and SoftScan - target two different but related markets: preclinical research and breast cancer diagnosis. These products have the potential to span the entire continuum of drug development: from the analysis of new compounds in laboratory animals, through to the diagnosis of disease and to the monitoring of a treatment's efficacy. SoftScan is intended to give the clinician new optical imaging tools for a better diagnosis of breast cancer and will grow to provide a platform for testing molecular imaging compounds in humans.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed two products based on its innovative technology. The first is eXplore Optix(TM), a molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs. eXplore Optix(TM) is distributed by GE Healthcare and is used by industry and academic leaders worldwide to bring new and better treatments to patients faster. The second is SoftScan(R), a medical imaging device designed to improve the diagnosis and treatment of breast cancer. ART is commercializing its products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. ART's shares are listed on the TSX under the ticker symbol ARA. Visit ART online at www.art.ca

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.
Sebastien Gignac: sgignac@art.ca
Corporate Secretary and General Counsel

Jacques Raymond: mailto:jraymond@art.ca
Vice-President, Business Development
Tel. 514.832.0777
www.art.ca

Renmark Financial Communications Inc.
Henri Perron: hperron@renmarkfinancial.com
John Boidman: jboidman@renmarkfinancial.com
Tel. 514.939.3989
www.renmarkfinancial.com

[LOGO]

News release
For immediate publication

                  ART ADVANCED RESEARCH TECHNOLOGIES ANNOUNCES
                      2005 FIRST QUARTER FINANCIAL RESULTS

           Revenues up by 162% compared to the same quarter a year ago

Montreal, Canada, May 6, 2005 - ART Advanced Research Technologies Inc. (ART) (TSX: ARA), a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, is pleased to announce its financial results for the first quarter ended March 31, 2005, where it reported a sales increase of 162% to $1,011,350, up from $386,000 for the same quarter a year ago. The company posted a net loss of $3,243,694 ($0.08 per share) for the quarter ended March 31, 2005, compared to U.S.$ 2,081,748 (U.S.$0.06 per share) for the three-month period ended March 31, 2004.

"ART achieved significant sales growth in the first quarter of 2005. We believe this performance is a demonstration of our continued success in implementing our business plan and of the progress on our priorities for 2005, notably to increase our market share in the preclinical optical imaging sector through our alliance with GE Healthcare," reported President and CEO Micheline Bouchard. "Early response to the new eXplore Optix(TM) MW system has been very favorable, as customers are both upgrading their existing system to multi-wavelength capability and in some cases adding a second system. As for SoftScan(R), authorization from Health Canada's Therapeutic Products Directorate will allow us to initiate patient enrollment at two clinical sites in Canada, including the McGill University Health Centre," added Ms. Bouchard.

As of March 31, 2005, ART's working capital was $9.0 million, including $9.0 million in cash and short-term investments. ART believes that cash, cash equivalents and short-term investments will be sufficient to meet its operating cash requirements, including the development of products through research and development activities and capital expenditures, up to early 2006.

Financial Highlights (in US dollars)

For the three-month period ended March 31, 2005, revenues generated through the sales of the eXplore Optix system were $ 1,011,350, compared to $ 386,000 for the three-month period ended March 31, 2004. . Sales resulting from the eXplore Optix product amounted to $ 752,850 compared to $ 386,000 for the same quarter of last year. Sales resulting from maintenance totaled $ 258,500 compared to nil in the quarter ended March 31, 2004. Sales resulting from maintenance include upgrades of the single-wavelength system to the new multiwavelength system and the sale of demonstration units. These revenues of the eXplore Optix product originated from sales in North America, Europe and Asia and were generated through ART's distributor, GE Healthcare. These revenues also included repeat orders in the first quarter from existing users of the eXplore Optix system, including leading pharmaceutical companies. During the quarter ended March 31, 2005, ART generated a gross margin of 35% from its eXplore Optix product sales and a 3% gross margin from sales resulting from maintenance. The combined gross margin decrease during the quarter was principally due to the fact that ART transitioned to the new multiwavelength base system and offered the possibility to its customer base to upgrade their base system to the new system at a preferential price.

The Company's research and development ("R & D") expenditures for the three-month period ended March 31, 2005, net of investment tax credits, amounted to $2,670,044, compared to $1,506,132 for the three-month period ended March 31, 2004. The increase in R&D expenditures in this quarter compared to the one of last year relates to the medical sector and is mainly due to the cost associated to the preparation of the SoftScan pivotal study, including the manufacturing of the SoftScan clinical prototypes, the negotiation of the protocols with the selected sites and the cost related to site selections both in Canada and in the United States. As a result, ART obtained authorization from Health Canada's Therapeutic Products Directorate to begin its pivotal clinical study in Canada for its SoftScan optical breast imaging system. In the pharmaceutical sector, ART pursued the development of its eXplore Optix product extensions, such as the 3D time domain optical reconstruction software (which is now scheduled to be released in the second half of 2005). During the three-month period ended March 31, 2005, 85% of the R&D expenditures were dedicated to the medical sector and 15% to the pharmaceutical sector.

Selling,  general,  and  administrative  ("SG&A")  expenses for the  three-month period ended March 31, 2005, totaled $872,083, compared to $807,351 for the three-month period ended December 31, 2004. SG&A expenses consist principally of salaries, professional fees and other costs associated with marketing activities. SG&A expenses were principally engaged to support commercial activities related to the eXplore Optix product as well as support its overall activities.

Net loss for the three-month period ended March 31, 2005 was $3,243,694 or $0.08 per share, compared to $2,081,748 or $0.06 per share for the three-month period ended March 31, 2004. The increase in net loss resulted mainly from higher R&D expenditures related to clinical trial preparation.

The financial statements, accompanying notes to the consolidated financial statements, and Management's Discussion and Analysis for three-month period ended March 31, 2005, will be available online at www.sedar.com or at www.art.ca. Summary financial tables are provided below.

Conference Call

ART will host a conference call today at 8:30 AM (EDT). The telephone number to access the conference call is (800) 387-6216 (U.S. and Canada). Outside of North America, please dial (416) 405-9328. A replay of the call will be available until May 13, 2005. When dialing in for the replay from North America, please dial (800) 408-3053 or from outside of North America, please dial (416) 695-5800. The access code for the replay is 3150528#.

A detailed list of the risks and uncertainties affecting the Company can be found in its Annual Report in Form 20-F.

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions and with the Securities and Exchange Commission in the United States.


About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed two products based on its innovative technology. The first is eXplore Optix(TM), a molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs. eXplore Optix(TM) is distributed by GE Healthcare and is used by industry and academic leaders worldwide to bring new and better treatments to patients faster. The second is SoftScan(R), a medical imaging device designed to improve the diagnosis and treatment of breast cancer. ART is commercializing its products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. ART's shares are listed on the TSX under the ticker symbol ARA. For more information about ART, visit the web site at www.art.ca.

Financial Statements (in US$)

-30-

For information

ART Advanced Research Technologies Inc.

Jacques Bedard: jbedard@art.ca
Chief Financial Officer

Jacques (Jack) Raymond: jraymond@art.ca
Vice-President, Business Development
Tel. 514.832.0777
www.art.ca

Renmark Financial Communications Inc.
Henri Perron: hperron@renmarkfinancial.com
John Boidman: jboidman@renmarkfinancial.com
Tel. 514.939.3989
www.renmarkfinancial.com

ART Advanced Research Technologies Inc.
Balance Sheets
(In U.S. dollars)
(Unaudited)

----------------------------------------------------------------------------------------------------------
                                                                      March 31, 2005    December 31, 2004
----------------------------------------------------------------------------------------------------------
ASSETS
Current assets
      Cash                                                              $  1,960,590        $    631,164
      Term deposit, 1.45%, maturing in April 2005                            248,016             249,584
      Commercial papers, 2.48% to 2.52% (2.24% to 2.51% in 2004),
      maturing from May to June 2005                                       6,833,533          10,950,403
      Accounts receivable                                                  1,092,092             883,604
      Investment tax credits receivable                                      410,573             815,760
      Inventories                                                            788,615           1,014,551
      Prepaid expenses                                                       216,621             144,882
                                                                        ------------        ------------
                                                                          11,550,040          14,689,948
                                                                        ------------        ------------

Property and equipment                                                       724,051             547,406
Patents                                                                    1,504,572           1,527,533
Deferred development costs                                                    94,660                  --
                                                                        ------------        ------------
                                                                        $ 13,873,323        $ 16,764,887
                                                                        ============        ============

LIABILITIES
Current liabilities
     Accounts payable and accrued liabilities                           $  2,496,720        $  2,155,073
     Deferred grant                                                           91,322                  --
                                                                        ------------        ------------
                                                                           2,588,042           2,155,073
                                                                        ------------        ------------
 SHAREHOLDERS' EQUITY
 Share capital and share purchase warrants (Note 3)                       80,696,107          80,696,107
 Contributed surplus (Note 4)                                                532,053             474,698
 Deficit                                                                 (71,365,935)        (68,122,241)
 Cumulative translation adjustment                                         1,423,056           1,561,250
                                                                        ------------        ------------
                                                                          11,285,281          14,609,814
                                                                        ------------        ------------
                                                                        $ 13,873,323        $ 16,764,887
                                                                        ============        ============

On behalf of the board,


/s/ R. Cyr                                           /s/ Benoit LaSalle

Director                                             Director

The accompanying notes are an integral part of the financial statements.

The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Operations and Deficit
(In U.S. dollars)
(Unaudited)

------------------------------------------------------------------------------------------
                                                                 Three-month periods ended
                                                       March 31, 2005       March 31, 2004
------------------------------------------------------------------------------------------
Sales
     Products                                            $    752,850        $    386,000
     Maintenance                                              258,500                  --
                                                         ------------        ------------
                                                            1,011,350             386,000
                                                         ------------        ------------
Cost of sales
     Products                                                 488,647             183,239
     Maintenance                                              250,674                  --
                                                         ------------        ------------
                                                              739,321             183,239
                                                         ------------        ------------
Gross margin                                                  272,029             202,761
                                                         ------------        ------------

Operating expenses
     Research and development, net of investment
     tax credits (2005:$123,147; 2004:$149,676)             2,670,044           1,506,132
     Selling, general and administrative                      872,083             807,351
     Amortization                                              56,480              63,506
                                                         ------------        ------------
                                                            3,598,607           2,376,989
                                                         ------------        ------------
Operating loss                                              3,326,578           2,174,228
Interest income                                               (56,311)            (54,160)
Foreign exchange gain                                         (26,573)            (38,320)
                                                         ------------        ------------
Net loss                                                    3,243,694           2,081,748
Deficit, beginning of year                                 68,122,241          56,753,062
Share and share purchase warrant issue expenses                    --           1,345,988
                                                         ------------        ------------
Deficit, end of period                                   $ 71,365,935        $ 60,180,798
                                                         ============        ============

Basic and diluted net loss per share (Note 2)            $       0.08        $       0.06
                                                         ============        ============

Basic and diluted weighted average number of
common shares outstanding                                  42,664,523          36,891,856
                                                         ============        ============

Number of common shares outstanding, end of period         42,664,523          42,658,523
                                                         ============        ============

The accompanying notes are an integral part of the financial statements.

The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Cash Flows
(In U.S. dollars)
(Unaudited)

------------------------------------------------------------------------------------------
                                                                 Three-month periods ended
                                                       March 31, 2005       March 31, 2004
------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss                                                 $ (3,243,694)       $ (2,081,748)
Items not affecting cash
     Amortization                                              56,480              63,506
     Stock-based compensation (Note 4)                         57,355              27,765
Net change in working capital items
     Accounts receivable                                     (211,084)            229,372
     Investment tax credits receivable                        394,539            (149,677)
     Inventories                                              216,530            (105,689)
     Prepaid expenses                                         (71,647)             48,882
     Accounts payable and accrued liabilities                 350,284             268,851
     Deferred grant                                            90,061                  --
                                                         ------------        ------------
Cash flows from operating activities                       (2,361,176)         (1,698,738)
                                                         ------------        ------------
INVESTING ACTIVITIES
Short-term investments                                      9,749,504          (7,606,982)
Property and equipment                                       (220,898)            (25,999)
Patents                                                            --             (84,810)
Deferred development costs                                    (93,353)                 --
                                                         ------------        ------------
Cash flows from investing activities                        9,435,253          (7,717,791)
                                                         ------------        ------------
FINANCING ACTIVITIES
Shares and share purchase warrants                                 --          12,714,401
Share and share purchase warrant issue expenses                    --          (1,345,988)
                                                         ------------        ------------
Cash flows from financing activities                               --          11,368,413
Effect of foreign currency translation adjustments             86,975              27,493
                                                         ------------        ------------
                                                               86,975          11,395,906
                                                         ------------        ------------
Net increase in cash and cash equivalents                   7,161,052           1,979,377
Cash and cash equivalents, beginning of year                1,633,071           4,200,128
                                                         ------------        ------------
Cash and cash equivalents, end of period                 $  8,794,123        $  6,179,505
                                                         ============        ============

CASH AND CASH EQUIVALENTS
Cash                                                     $  1,960,590        $  6,179,505
Commercial papers                                           6,833,533                  --
                                                         ------------        ------------
                                                         $  8,794,123        $  6,179,505
                                                         ============        ============
Supplemental disclosure of cash flow information
Interest received                                        $     44,322        $      4,440

The accompanying notes are an integral part of the financial statements.

The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Financial Statements
(In U.S. dollars)
(Unaudited)

1- BASIS OF PRESENTATION

      These interim financial statements as at March 31, 2005 are unaudited. They have been prepared by the Company in accordance with Canadian generally accepted accounting principles. In the opinion of management, they contain all adjustments necessary to present fairly the Company's financial position as at March 31, 2005 and December 31, 2004 and its results of operations and its cash flows for the three-month periods ended March 31, 2005 and March 31, 2004.

      The accounting policies and methods of computation adopted in these financial statements are the same as those used in the preparation of the Company's most recent annual financial statements. All disclosures required for annual financial statements have not been included in these financial statements. These financial statements should be read in conjunction with the Company's most recent annual financial statements.

2- ACCOUNTING POLICIES

Basic and diluted loss per common share and information pertaining to number of shares

      The Company uses the treasury stock method to determine the dilutive effect of the share purchase warrants and the stock options. Per share amounts have been computed based on the weighted average number of common shares outstanding for all periods presented. The diluted loss per share is calculated by adjusting outstanding shares to take into account the dilutive effect of stock options and share purchase warrants. For all periods presented, the effect of stock options and share purchase warrants was not included as the effect would be anti-dilutive. Consequently, there is no difference between the basic and diluted net loss per share.

The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Financial Statements
(In U.S. dollars)
(Unaudited)

3- SHARE CAPITAL AND SHARE PURCHASE WARRANTS

      The following table presents the changes in the number of outstanding common shares:

                                                                                  March 31, 2005         December 31, 2004
                                                                        ------------------------  ------------------------
                                                                                   Common shares             Common shares
                                                                        ------------------------  ------------------------
                                                                             Number        Value       Number        Value
                                                                        -----------  -----------  -----------  -----------
      Issued and fully paid
      Balance, beginning of year                                         42,664,523  $78,678,625   34,238,523  $65,955,938
      Issue of shares for cash                                                   --           --    8,420,000   12,714,401 (a)
      Issue of shares for cash following the exercise of stock options           --           --        6,000        8,286
                                                                        -----------  -----------  -----------  -----------
      Balance, end of period                                             42,664,523  $78,678,625   42,664,523  $78,678,625
                                                                        ===========  ===========  ===========  ===========

      The following table presents the changes in the number of share purchase warrants outstanding:

                                                                       March 31, 2005                              December 31, 2004
                                          -------------------------------------------   --------------------------------------------
                                                                             Weighted                                       Weighted
                                                                              average                                        average
                                                                       exercise price                                 exercise price
                                               Number          Value              CA$        Number          Value               CA$
                                          -----------   ------------   --------------   -----------    -----------    --------------
      Balance, beginning of year            2,194,422   $  2,017,482         2.28         3,208,422    $ 1,914,746          4.84
      Issue of share purchase warrants             --             --           --           546,000        162,736(b)       2.15
      Expiry of share purchase warrants            --             --           --        (1,560,000)       (60,000)         7.50
                                          -----------   ------------                    -----------    -----------
      Balance, end of period                2,194,422   $  2,017,482         2.28         2,194,422    $ 2,017,482          2.28
                                          ===========   ============                    ===========    ===========

The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Financial Statements
(In U.S. dollars)
(Unaudited)

3- CAPITAL STOCK AND SHARE PURCHASE WARRANTS (Continued)

      (a) In March 2004, the Company issued 8,420,000 common shares through a public offering for gross cash proceeds of $12,714,401. Commission and other transaction costs amounting to $1,440,576 were incurred and included in the deficit.

      (b) In December 2004, the Company issued to an agent 546,000 share purchase warrants at an exercise price of CA$2.15, by way of private placement, and received, in consideration, aggregate proceeds of $241,904. This private placement of share purchase warrants was coincident with, and set as a condition for, the payment of a sum of $241,904 to the agent in consideration for the settlement of all claims and disputes between the agent and ART. With respect to the share purchase warrants issue, 50% of the share purchase warrants are exercisable immediately and the balance beginning December 2005. The share purchase warrants will expire five years from the date of issue. The Company evaluated the fair value of the share purchase warrants at $162,736 using the Black & Scholes model. The valuation assumptions are listed below:

          - Expected life: 5 years;
          - Expected volatility: 70%;
          - Weighted average risk-free interest rate: 3.71%;
          - Dividend rate: 0%.

4- STOCK-BASED COMPENSATION PLAN

      As at March 31, 2005, the Company offered a compensation plan to employees, which is described in its most recent annual financial statements.

      The following table presents the changes in the number of stock options outstanding:

                                                         March 31, 2005                December 31, 2004
                                           ----------------------------    -----------------------------
                                                               Weighted                         Weighted
                                                                average                          average
                                             Number of   exercise price      Number of    exercise price
                                               options              CA$        options               CA$
                                           -----------   --------------    -----------    --------------
      Balance, beginning of year             2,467,374             2.81      1,431,600              3.79
      Options granted                            2,000             1.04      1,282,574(a)           1.96
      Options exercised                             --               --         (6,000)             1.91
      Options cancelled                        (62,000)            3.85       (240,800)             4.18
                                           -----------                     -----------
      Balance, end of period                 2,407,374             2.78      2,467,374              2.81
                                           ===========                     ===========

      Options exercisable end of period      1,241,140             3.83      1,222,898              3.63
                                           ===========                     ===========

      (a) On January 27, 2004, in consideration for renouncing to the cash payment of the prior year's bonuses, certain officers and employees were granted a total of 288,740 options to buy common shares at an exercise price of CA$3.23. The expense related to the bonuses had been accrued in the eight-month period ended December 31, 2003. Upon issuance of the options, the bonus accrual was reversed and an amount of $253,976, representing the fair value of the options, was credited to contributed surplus.

The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Financial Statements
(In U.S. dollars)
(Unaudited)

4- STOCK-BASED COMPENSATION PLAN (Continued)

      The following table provides information on options outstanding and exercisable as of March 31, 2005:

                                                 Options outstanding                        Options exercisable
                                   ----------------------------------------------    -----------------------------------
                                                                         Weighted
                                                       Weighted           average                               Weighted
                                                        average         remaining                                average
                  Exercice price         Number  exercise price  contractual life             Number      exercise price
                             CA$    outstanding             CA$           (years)        exercisable                 CA$
                 ------------------------------- ---------------   --------------    ---------------      --------------
                     1.04 @ 1.99      1,077,400            1.34             8.74             261,300               1.75
                     2.00 @ 2.99        283,734            2.28             8.15             110,267               2.38
                     3.00 @ 3.99        628,240            3.25             8.63             451,573               3.26
                     4.00 @ 4.99        137,000            4.60             2.41             137,000               4.60
                     5.00 @ 5.99          5,000            5.95             5.68               5,000               5.95
                     6.00 @ 6.99        111,000            6.00             3.88             111,000               6.00
                     7.00 @ 7.50        165,000            7.50             4.95             165,000               7.50
                                   ------------                                         ------------
                                      2,407,374            2.78             7.79           1,241,140               3.83
                                   ============                                         ============

      The fair value of stock options granted during the three-month period ended March 31, 2005 and 2004 was estimated on the grant date using the Black & Scholes option-pricing model with the following assumptions for the stock options granted since the beginning of the fiscal year:

            - Weighted average expected life: 4.5 years (3.3 years in 2004);

            - Expected volatility : 70% (70% in 2004);

            - Weighted average risk-free interest rate: 3.70% (2.95% in 2004);

            - Dividend rate: 0% (0% in 2004).

      The weighted average fair value of stock options granted during the three-month periods ended March 31, 2005 and 2004 was $0.50 and $1.02 respectively.

      The Company recorded an expense of $57,355, ($27,765 in 2004), using the fair value method in its operations and deficit statement for stock options granted to employees in the three-month periods ended March 31, 2005 and 2004.

      The fair value of stock options outstanding as at March 31, 2005 was CA$1.60, and was estimated on the grant date using the Black & Scholes option-pricing model.

      During the fiscal year ended April 30, 2003, the Company did not record any compensation cost related to stock options granted to employees. If the compensation cost had been determined using the fair-value-based method at the grant date of stock options awarded to employees, the net loss and loss per share would have been adjusted to the pro forma amounts indicated in the following table:

                                                     -----------------------------------
                                                              Three-month periods ended
                                                      March 31, 2005     March 31, 2004
                                                     ----------------------------------
      Net loss as reported                               $ 3,243,694        $ 2,081,748
      Less: compensation expense recognized in the
      statement of operations and deficit                    (57,355)           (27,765)
      Plus: total compensation expenses                      102,698             77,940
                                                         -----------        -----------
      Pro forma net loss                                 $ 3,289,037        $ 2,131,923
                                                         ===========        ===========

      Basic and diluted loss per share
      As reported                                        $     (0.08)       $     (0.06)
      Pro forma                                          $     (0.08)       $     (0.06)

The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Financial Statements
(In U.S. dollars)
(Unaudited)

5- SEGMENT INFORMATION

      The Company operates in two sectors for financial reporting purposes; the medical sector and the pharmaceutical sector. The medical sector includes the research, design, development and marketing of SoftScan(R) time domain optical breast imaging device. The pharmaceutical sector includes the research, design, development and commercialization of eXplore Optix(TM) product.

      The information pertaining to the two operating segments are summarized as follows:

                                        -------------------------------------------     -----------------------------------------
                                                           Three-month period ended                      Three-month period ended
                                                                     March 31, 2005                                March 31, 2004
                                        -------------------------------------------     -----------------------------------------
                                        Pharmaceutical       Medical        Total    Pharmaceutical        Medical        Total
Sales
    Products                               $   752,850   $        --    $   752,850     $   386,000    $        --    $   386,000
    Maintenance                                258,500            --        258,500              --             --             --
                                           -----------   -----------    -----------     -----------    -----------    -----------
                                             1,011,350            --      1,011,350         386,000             --        386,000
                                           -----------   -----------    -----------     -----------    -----------    -----------
Cost of sales
    Products                                   488,647            --        488,647         183,239             --        183,239
    Maintenance                                250,674            --        250,674              --             --             --
                                           -----------   -----------    -----------     -----------    -----------    -----------
                                               739,321            --        739,321         183,239             --        183,239
                                           -----------   -----------    -----------     -----------    -----------    -----------
Gross margin                                   272,029            --        272,029         202,761             --        202,761
                                           -----------   -----------    -----------     -----------    -----------    -----------

Operating expenses
    Research and development expenses,
    net of investment tax credits              390,629     2,279,415      2,670,044         507,701        998,431      1,506,132
    Selling, general and administrative        333,019       539,064        872,083         286,532        520,819        807,351
    Amortization                                27,459        29,021         56,480          42,133         21,373         63,506
                                           -----------   -----------    -----------     -----------    -----------    -----------
                                               751,107     2,847,500      3,598,607         836,366      1,540,623      2,376,989
                                           -----------   -----------    -----------     -----------    -----------    -----------
Operating loss                                 479,078     2,847,500      3,326,578         633,605      1,540,623      2,174,228
Interest income                                (16,465)      (39,846)       (56,311)        (15,186)       (38,974)       (54,160)
Foreign exchange gain                           (7,770)      (18,803)       (26,573)        (10,745)       (27,575)       (38,320)
                                           -----------   -----------    -----------     -----------    -----------    -----------
Net loss                                   $   454,843   $ 2,788,851    $ 3,243,694     $   607,674    $ 1,474,074    $ 2,081,748
                                           ===========   ===========    ===========     ===========    ===========    ===========

The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Financial Statements
(In U.S. dollars)
(Unaudited)

5- SEGMENT INFORMATION (continued)

      As at March 31, 2005 and December 31, 2004, the majority of identifiable assets consisted of cash, short-term investments and property and equipment used for corporate head office purposes. Identifiable assets by segment are summarized as follows:

                        -----------    -----------
                          March 31,    December 31,
                               2005           2004
                        -----------    -----------

      Pharmaceutical    $ 2,190,772    $ 2,132,979
      Medical             1,573,262      1,734,349
      Corporate          10,109,289     12,897,559
                        -----------    -----------
                        $13,873,323    $16,764,887
                        ===========    ===========

The unaudited quarterly financial statements have not been reviewed by external auditors.

[LOGO]

News release
For immediate publication

                        ART'S ANNUAL SHAREHOLDERS MEETING

Montreal, Canada, May 27, 2005 - ART Advanced Research Technologies Inc. ("ART") (TSX: ARA), a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, is pleased to announce that it held its annual shareholders' meeting in Montreal on May 26, 2005. At the meeting, the shareholders of the Company elected the members of the Board of Directors who will serve until the next annual shareholders' meeting.

Micheline Bouchard, President and Chief Executive Officer of ART Advanced Research Technologies, also provided shareholders in attendance at the meeting with a brief overview of the Company's 2004-2005 corporate progress.

"In 2004, we took some significant steps forward as revenues from eXplore Optix sales continued to grow and our SoftScan device advanced on the path to commercialization," stated Ms. Bouchard. "We are now set to take advantage of the momentum we see in the market for eXplore Optix and enter the last phase of SoftScan's clinical trials in view of its regulatory approval," added Ms. Bouchard.

The directors of the Company for the coming year are: Ms. Micheline Bouchard, President & CEO of ART; Mr. Jacques Courville, Former Vice President, Medical Research of Merck Frosst Canada Inc.; Mr. Raymond Cyr, Chairman of the Board, Polyvalor Inc.; Mr. Pierre Dutheil, Corporate Advisor; Mr. George N. Fugelsang, Former CEO of Dresdner Kleinwort Benson North America; and Mr. Benoit La Salle, Founder and President & CEO of Semafo Inc.

The Board of Directors, which met immediately after the shareholders' meeting, has appointed the following persons to serve as officers of the Company: Mr. Benoit La Salle, Chairman of the Board; Ms. Micheline Bouchard, President & Chief Executive Officer; Mr. Warren Baker, Chief Operating Officer; Mr. Jacques Bedard, Chief Financial Officer; Mr. Pierre Couture, Vice President, Sales and Marketing; Mr. Sebastien Gignac, Corporate Secretary and General Counsel; Dr. Joseph Kozikowski, Chief Medical Officer; and Mr. Jacques Raymond, Vice President, Business Development.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed two products based on its innovative technology. The first is eXplore Optix(TM), a molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs. eXplore Optix(TM) is distributed by GE Healthcare and is used by industry and academic leaders worldwide to bring new and better treatments to patients faster. The second is SoftScan(R), a medical imaging device designed to improve the diagnosis and treatment of breast cancer. ART is commercializing its products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. ART's shares are listed on the TSX under the ticker symbol ARA. Visit ART online at www.art.ca

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions and the Securities and Exchange Commission in the United States.

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.
Sebastien Gignac: sgignac@art.ca
Corporate Secretary and General Counsel

Jacques Raymond: mailto:jraymond@art.ca
Vice-President, Business Development
Tel. 514.832.0777
www.art.ca

Renmark Financial Communications Inc.
Henri Perron: hperron@renmarkfinancial.com
John Boidman: jboidman@renmarkfinancial.com
Tel. 514.939.3989
www.renmarkfinancial.com